Filed Pursuant to Rule 424(b)(3)
Registration No. 333-35026-08

SUPPLEMENT
To Prospectus Supplement dated February 22, 2001

$147,544,612 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 2001-3A

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On February 28, 2001, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 2001-3A (the “Certificates”) were issued in an original aggregate principal amount of approximately $147,544,612. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of February 1, 2001 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and The Chase Manhattan Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the “Prospectus Supplement”) supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-3A

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
IA1	95,478,000.00	11,055,440.57	475,682.32	14,740.59	490,422.91	0.00	0.00	10,579,758.25
IA2	1,000,000.00	115,790.44	4,982.11	154.39	5,136.50	0.00	0.00	110,808.33
IA3	1,796,834.00	156,631.63	23,094.35	0.00	23,094.35	0.00	0.00	133,537.28
IIA1	43,036,000.00	6,264,775.97	671,966.41	8,979.51	680,945.92	0.00	0.00	5,592,809.56
IIA2	1,000,000.00	145,570.59	15,614.05	208.65	15,822.70	0.00	0.00	129,956.54
IIA3	1,499,678.00	468,052.34	218.93	0.00	218.93	0.00	0.00	467,833.41
B1	2,294,000.00	2,253,866.56	1,747.35	15,964.89	17,712.24	0.00	0.00	2,252,119.21
B2	1,911,000.00	1,877,567.13	1,455.61	13,299.43	14,755.04	0.00	0.00	1,876,111.52
B3	1,529,000.00	1,502,250.21	1,164.64	10,640.94	11,805.58	0.00	0.00	1,501,085.57
B4	2,064,000.00	2,027,890.37	1,572.16	14,364.22	15,936.38	0.00	0.00	2,026,318.21
B5	687,000.00	674,980.91	523.29	4,781.11	5,304.40	0.00	0.00	674,457.62
B6	696,081.00	242,563.74	188.05	1,718.16	1,906.21	100,256.59	0.00	142,119.10
R	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	152,991,693.00	26,785,380.46	1,198,209.27	84,851.89	1,283,061.16	100,256.59	0.00	25,486,914.60
IA4	96,478,100.00	11,171,331.01	0.00	64,235.15	64,235.15	0.00	0.00	10,690,666.58
IA5	52,708,103.00	16,897,063.36	0.00	3,958.77	3,958.77	0.00	0.00	16,412,389.47
IIA4	44,036,000.00	6,410,346.54	0.00	36,218.46	36,218.46	0.00	0.00	5,722,766.08
IIA5	16,634,896.00	9,263,632.36	0.00	567.10	567.10	0.00	0.00	8,473,153.66

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
IA1	8635723Q4	115.79044984	4.98211441	0.15438729	5.13650171	110.80833543
IA2	8635725L3	115.79044000	4.98211000	0.15439000	5.13650000	110.80833000
IA3	8635723R2	87.17089614	12.85280109	0.00000000	12.85280109	74.31809505
IIA1	8635723U5	145.57059137	15.61405358	0.20865113	15.82270471	129.95653778
IIA2	8635725M1	145.57059000	15.61405000	0.20865000	15.82270000	129.95654000
IIA3	8635723V3	312.10189121	0.14598467	0.00000000	0.14598467	311.95590653
B1	8635723Y7	982.50503923	0.76170445	6.95941151	7.72111595	981.74333479
B2	8635723Z4	982.50503925	0.76170068	6.95940869	7.72110937	981.74333857
B3	8635724A8	982.50504251	0.76170046	6.95941138	7.72111184	981.74334205
B4	8635725H2	982.50502422	0.76170543	6.95940891	7.72111434	981.74331880
B5	8635725J8	982.50496361	0.76170306	6.95940320	7.72110626	981.74326055
B6	8635725K5	348.47056593	0.27015534	2.46833343	2.73848877	204.17034799
R	8635724B6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
TOTALS		175.07735181	7.83185836	0.55461763	8.38647599	166.59018604
IA4	8635723S0	115.79136623	0.00000000	0.66580032	0.66580032	110.80925702
IA5	8635723T8	320.57809707	0.00000000	0.07510743	0.07510743	311.38266293
IIA4	8635723W1	145.57059088	0.00000000	0.82247389	0.82247389	129.95653738
IIA5	8635723X9	556.87948755	0.00000000	0.03409099	0.03409099	509.36018235

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
IA1	1.600000 %
IA2	1.600000 %
IA3	0.000000 %
IIA1	1.720000 %
IIA2	1.720000 %
IIA3	0.000000 %
B1	8.500000 %
B2	8.500000 %
B3	8.500000 %
B4	8.500000 %
B5	8.500000 %
B6	8.500000 %
R	1.600000 %
IA4	6.900000 %
IA5	0.281145 %
IIA4	6.780000 %
IIA5	0.073462 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-3A

November 25, 2003

Sec. 4.03(i)	Unscheduled Principal Amounts	1,077,225.78
	Group 1 Unscheduled Principal	495,826.82
	Group 2 Unscheduled Principal	431,884.88
Sec. 4.03(iv)	Aggregate Advances	0.00
	Group 1 Advances	0.00
	Group 2 Advances	0.00
Sec. 4.03(v)	Ending Principal Balance	25,486,913.82
	Group 1 Principal Balance	16,545,926.75
	Group 2 Principal Balance	8,940,987.07
	Group 1 Weighted Average Net Rate	8.700534 %
	Group 2 Weighted Average Net Rate	8.161115 %
Sec. 4.03(vii)	Current Period Realized Losses	100,256.59
	Group 1 Current Period Realized Losses	0.00
	Group 2 Current Period Realized Losses	100,256.59
	Group1	0.00
	Bankruptcy Losses	0.00
	Group 1 Bankruptcy Losses	0.00
	Group 2 Bankruptcy Losses	0.00
	Fraud Losses	0.00
	Group 1 Fraud Losses	0.00
	Group 2 Fraud Losses	0.00
	Special Hazard Losses	0.00
	Group 1 Special Hazard Losses	0.00
	Group 2 Special Hazard Losses	0.00
	Group 1 Bankruptcy Loss Amount	100,000.00
	Group 2 Bankruptcy Loss Amount	100,000.00
	Group 1 Fraud Loss Amount	0.00
	Group 2 Fraud Loss Amount	0.00
	Group 1 Special Hazard Loss Amount	170,536.95
	Group 2 Special Hazard Loss Amount	97,316.85
Sec. 4.03(viii)	Servicing Fees (includes Retained Interest)	5,580.25
	Sub-Servicing Fees	238.08
	Trustee Fees	145.09
Sec. 4.03(ix)	Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency	

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-3A

November 25, 2003

Group 1			
Category	Number	Principal Balance	Percentage
1 Month	1	2,444,245.46	14.77 %
2 Month	2	973,733.03	5.89 %
3 Month	3	5,321,165.86	32.16 %
Total	6	8,739,144.35	52.82 %

Group 2			
Category	Number	Principal Balance	Percentage
1 Month	1	276,710.50	3.09 %
2 Month	0	0.00	0.00 %
3 Month	0	0.00	0.00 %
Total	1	276,710.50	3.09 %

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	2	2,720,955.96	10.68 %
2 Month	2	973,733.03	3.82 %
3 Month	3	5,321,165.86	20.88 %
Total	7	9,015,854.85	35.38 %

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group 1		
Number	Principal Balance	Percentage
1	325,313.93	1.97 %

Group 2		
Number	Principal Balance	Percentage
1	207,341.49	2.32 %

Group Totals		
Number	Principal Balance	Percentage
2	532,655.42	2.09 %

Sec. 4.03(x)   Number and Aggregate Principal Amounts of REO Loans

Group 1		
Number	Principal Balance	Percentage
2	1,016,380.00	6.14 %

Group 2		
Number	Principal Balance	Percentage
1	0.00	0.00 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-3A

November 25, 2003

Group Totals		
Number	Principal Balance	Percentage
3	1,016,380.00	3.99 %

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-3A

November 25, 2003

Sec. 4.03(xiii)	Aggregate Outstanding Interest Shortfalls	
	Class ia1 shortfall	0.00
	Class ia2 shortfall	0.00
	Class ia4 shortfall	0.00
	Class iia1 shortfall	0.00
	Class iia2 shortfall	0.00
	Class iia4 shortfall	0.00
	Class iia5 shortfall	0.00
	Class b1 shortfall	0.00
	Class b2 shortfall	0.00
	Class b3 shortfall	0.00
	Class b4 shortfall	0.00
	Class b5 shortfall	0.00
	Class b6 shortfall	0.00
	Class r shortfall	0.00
	Total Relief Act Reduction	0.00
	Group 1 Current Relief Act Reduction	0.00
	Group 2 Current Relief Act Reduction	0.00
Sec. 4.03(xiii)	Cummulative Prepayment Interest Shortfalls or Relief Act Reduction	
	Class ia1 shortfall	738.82
	Class ia2 shortfall	7.74
	Class ia4 shortfall	1,919.72
	Class ia5 shortfall	83.00
	Class iia1 shortfall	0.00
	Class iia2 shortfall	0.00
	Class iia4 shortfall	0.00
	Class iia5 shortfall	0.00
	Class b1 shortfall	83.89
	Class b2 shortfall	69.89
	Class b3 shortfall	55.92
	Class b4 shortfall	75.48
	Class b5 shortfall	25.12
	Class b6 shortfall	25.46
	Class r shortfall	0.00